VINCI

Rueil, January 14, 2002

02015042

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

02 FEB 12 AM 8:05

Dear Madam,

Please find enclosed recently issued press releases and documentation :

- VINCI Park continues to grow with 10 000 new spaces and several recent external growth operations,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Christian Labeyrie
Chief Financial Officer

dlw 2/12

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.groupe-vinci.com

Rueil-Malmaison, 5 December 2001

PRESS RELEASE

VINCI Park continues to grow with 10,000 new spaces and several recent external growth operations

International: 2,000 additional parking spaces in Europe and Canada

In Spain, VINCI Park has just secured the concession for the 358-space Calle Brusselas car park in Toledo, strengthening its presence in the country where the group now operates over 12,000 spaces in close to 30 car parks. This operation further consolidates the vigorous policy implemented in the Iberian peninsula where the group had already completed a number of major transactions in 2000.

In Belgium, VINCI Park recently made the successful bid in response to the call for tender by the town of Malines for the construction of two car parks with a total capacity of 270 spaces, and for the operating concession on 1,000 spaces of metered street parking. VINCI Park already had two car parks in Malines, and following this new acquisition now manages 14,000 parking spaces in Belgium.

In Quebec, VINCI Park Canada officially opened the Place de la Cité internationale car park in Montreal on 17 October 2001. The 360-space freehold facility is the second VINCI Park location in North America.

France: 8,000 more spaces

In Lyons, VINCI Park has just bought the company that has the operating concession (until 2026) on 513 parking spaces on Place Bellecour in the city centre. VINCI Park has also secured the contract to operate a 500-space car park at the Lyons Palais des Congrès convention centre.

In Biarritz, VINCI Park has been chosen, under a public service outsourcing arrangement, for the financing, construction and thirty year operation of the Médiathèque and Bellevue car parks offering a combined capacity of 550 spaces. The works will be supplied by GTM Construction (VINCI Group). The Biarritz municipal authorities have also selected VINCI Park to equip and operate 650 new spaces of metered street parking for a twenty year period.

In La Rochelle 300 spaces, and in Rouen 950 spaces have been awarded to VINCI Park under management contracts obtained after tendering.
In the Paris region, VINCI Park has acquired an 890-space freehold car park located under the Pathé cinema complex at Ivry-sur-Seine. VINCI Park has also bought the company that operates 3,000 spaces of street parking under concession until 2029 in Neuilly-sur-Seine. Lastly, VINCI Park has been awarded the concession for a 130-space car park to be built at Saint-Cloud and a management contract for 680 parking spaces at Chaville.

VINCI is Europe's leading car park company. With 730,000 spaces under management in France and around the world, VINCI Park – made up of Parcs GTM, Sogeparc, Sogepag and Sogea's car park facilities – is expecting to return sales figures of close to 500 million Euros in 2001, of which almost 30% are generated outside France.

Press contact : Pierre COPPEY
Phone. : 01 47 16 30 07
Fax : 01 47 16 33 88
e-mail : pcoppey@ vinci.com
This press release is available in English, French and German on the VINCI Website : www.vinci.com